SupportSave Solutions, Inc.

1480 Vine St, #402

Los Angeles, CA 90028

April 18, 2012

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Sharon Virga, Senior Staff Accountant

Re: SupportSave Solutions, Inc.

Form 10-K for the Fiscal Year Ended May 31, 2011

Filed September 14, 2011

Form 10-Q for the Quarter Ended November 30,2011

Filed January 23, 2012

File No. 333-143901

Dear Ms. Virga:

I write on behalf of SupportSave Solutions, Inc., (the “Company”) in response to Staff’s letter of March 21, 2012, by Larry Spirgel, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form 10-K for the Fiscal Year Ended May 31, 2011, filed September 14, 2011 and Form 10-Q for the Quarter Ended November 30,2011, filed January 23, 2012, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form 10-K for the fiscal year ended May 31, 2011

Management's Discussion and Analysis of Financial Condition and Result of Operations

Results of operations for the years ended May 31, 2011 and 2010, page 13

1.	Please tell us in detail and expand your disclosure in future filings to discuss in more detail the specific reasons for the increase in wages and benefits of $1,307,819 for the year ended May 31, 2011.

In response to this comment, the Company sells services that are provided by personnel in the Phillippines. As the Company is successful and sells more services it has to hire more employees to staff call centers. This requires the Company to pay salaries and benefits for each newly hired worker as more services are provided. This is one contributing factor for the Company’s increase in wages and benefits. In addition, the Company hired addition management starting January 2010 and continuing throughout the year, which added to the Company’s wages and benefits paid for 2011.

Consolidated Financial Statements

General

  We note your disclosure on page 10 regarding the Duryea action. Please tell us in detail about the allegations that Mr. Duryea, your former president and member of the board, took stock that was overvalued based on your incorrect financial reports.
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In response to this comment, Duryea alleged in his complaint that as consideration for his employment, he accepted 2,380,000 shares of the Company’s stock, then valued at $1.15 per share. He also alleged that he invested $57,500 of his personal funds through the purchase of 50,000 shares of additional stock. He further alleged in his complaint that after commencing employment with the Company, “Duryea learned that the value of the Company’s stock had been overstated and erroneous fiscal Q2 2010 filings had been made by SupportSave which substantially overvalued SupportSave’s stock prices. That once SupportSave’s fiscal Q2 2010 filings had been corrected, the value of SupportSave’s stock fell from over $1.15 per share to approximately $0.30 per share.” His Fourth Cause of Action for Fraud claims as follows: “That SupportSave intentionally and fraudulently induced Duryea to accept employment with SupportSave, to accept stock grants in lieu of other monetary compensation, and to invest his own $57,500 into SupportSave by purchasing additional shares of stock. That SupportSave’s market capitalization was overvalued due to incorrect fiscal Q2 reports filed by SupportSave which overvalued the company’s stock. That following Duryea’s acceptance and commencement of employment it became known that SupportSave needed to correct its fiscal Q2 2010 filings, and that once the corrections were made, the value of SupportSave’s stock fell from over $1.15 per share to approximately $0.30 per share, resulting in a substantial loss of consideration by Duryea.”

Note 11. Income Taxes, Page F-11

  We note that you recognized a tax benefit of $485,000 in the fiscal year ended May 31, 2011. Tell us in detail, citing the accounting literature upon which you relied, how you determined that a tax benefit was appropriate given your history of losses with only one year of income.

In response to this comment, in accordance with ASC 740-10, the Company determined that it is more likely than not that it will have sufficient future income to make use of its net operating loss carryforwards. Note that your comment “history of losses with only one year of income” is in error – as the Company had income in the years ended May 31, 2010 and 2009. The Company’s revenues have increased dramatically each year since 2008. The Company is recognizing profits each quarter in its current fiscal year as well (revenue increases in Q1 and Q2 as well as quarterly net income before income taxes of approximately in Q1 of $219,000 and in Q2 of $157,000 and the Company expects that trend to continue. . Thus, the Company believes that its recognizing a tax benefit is appropriate.

  We note that you have not accrued foreign or state taxes for the fiscal year ended May 31, 2010 or the three months ended August 31, 2011. Please discuss in detail your rationale for not accruing them.

In response to this comment, the Company has a tax holiday in the Philippines for 5 years at zero percent. The president (Director General) of the PEZA (Philippine Economic Zone Authority) was present at the inauguration of the Company’s new call center. All of the Company’s operations are in the Philippines; revenue and income is earned in the Philippines where the work is performed. http://www.sunstar.com.ph/cebu/business/bpo-expands-600-seat-center-3rd-year-cebu

  In future filings, please provide the required tax rate reconciliation.

In response to this comment, the Company will provide a rate reconciliation in future filings

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This correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Christopher Johns

Christopher Johns

Chief Executive Officer

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